

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2012

<u>Via E-Mail</u>
Robin Raina
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re: Ebix, Inc.**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed July 6, 2012**
> **Form 10-Q/A for the Quarterly Period Ended March 31, 2012**
> **Filed July 6, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 9, 2012**
> **Form 8-K filed August 13, 2012**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your letter dated August 17, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 31, 2012, unless otherwise noted.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2011

Results of Operations, page 5

1.   We note the additional disclosure you plan to include in response to prior comment 3 in new amendments to your Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012. As specifically requested in prior comment 3, revise your new amendments to also discuss and analyze the reasons for the

change in pro forma revenue and the difference between the relative changes in pro forma and as reported revenue. Ensure that you provide this detailed analysis in future filings. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2012 does not appear to include a discussion of the reasons for the change in pro forma revenue.

Form 10-Q/A for the Quarterly Period Ended March 31, 2012

Part I – Financial Information, page 4

2.   We note the planned additional disclosures in response to prior comment 7. As previously requested, revise to include all of the fair value disclosures required by ASC 820 pertaining to contingent liabilities associated with earn-out provisions from business acquisition agreements. In this regard, tell us where you have provided the quantitative information about the significant unobservable inputs used in the fair value measurement for the fair value measurements categorized within Level 3. Refer to ASC 820-10-50-2(bbb). In addition, please clarify your narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs to specify the sensitivity to each of the unobservable inputs disclosed. Refer to ASC 820-10-50-2(g). Ensure future filings include all relevant disclosures of ASC 820-10-50. In this regard, we note that your Form 10-Q for the quarter ended June 30, 2012 does not appear to include the disclosures cited above.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

Results of Operations, page 20

3.   In your discussion of the income taxes, please confirm that you will discuss the changes from the prior periods in future filings. Refer to Instruction 4 to Item 303(A) of Regulation S-K.

Form 8-K filed August 13, 2012

Exhibit 99.1

4.   In the press release announcing your results of operations, you discuss certain non-GAAP financial measures, including operating income after excluding a one-time non-recurring gain, operating margin after excluding a one-time non-recurring gain, net income after excluding one-time non-recurring gain items, and earnings per share after excluding one-time non-recurring gain items. When you present non-GAAP measures, your report should include the disclosure required by Item 10(e)(1)(i) of Regulation S-K. In future

reports that present non-GAAP financial measures, confirm that you will include a discussion of the usefulness of such measures. Also confirm that when discussing operating margin after excluding a one-time non-recurring gain, you will include a presentation, with equal or greater prominence, of the most directly comparable GAAP financial measure.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
        Charles M. Harrell, Esq.
        Carlton Fields, P.A.